August 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Joyce Sweeney, Sr. Staff Accountant
Christine Dietz, Sr. Staff Accountant Matthew Derby, Staff Attorney Kathleen Krebs, Special Counsel

Re:	Vemanti Group, Inc.
Amendment No. 5 to Registration Statement on Form 10-12G Filed July 30, 2021 File No. 000-56266

Dear Ms. Sweeney:

On behalf of Vemanti Group, Inc., a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 to Registration Statement on Form 10/A (the “Amended Form 10”) in response to the comments of the staff (the “Staff”), dated August 17, 2021, with reference to the Company’s Amendment No. 5 to Registration Statement on Form 10/A filed with the Commission on July 30, 2021.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 5 to Registration Statement on Form 10

Our Growth Strategies, page 6

1. We note your response to prior comment 1. Please revise to provide a discussion of what other assets may be used to back the "fully reserved" stablecoin by expanding on the disclosure that the stablecoin will be "at least fractionally backed by the US Dollar on a 1:1 basis." For example, clarify whether assets backing the USD-pegged stablecoin will consist of fiat currency only, or if it may include illiquid assets or securities and the risks associated with a reserve holding those types of assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure to state that the Company’s stablecoin will be issued for and “fully backed by the US Dollar on a 1:1 basis.” No other assets will be used to back the stablecoin. Such disclosure has been added to the Amended Form 10 on page 7.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

August 23, 2021

We hope the Amended Form 10 and the response herein address the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

	By:	/s/ Liang Shih
Liang Shih

cc: Tan Tran

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com